OMB APPROVAL

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . . 2.50 SEC FILE NUMBER 0-22982 CUSIP NUMBER 639208107

(Check one):	☐ Form 10-K ☐ Form N-SAR	☐ Form 20-F ☐ Form N-CSR	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
For Period Ended: September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION

Navarre Corporation Full Name of Registrant
Not Applicable Former Name if Applicable
7400 49th Avenue North Address of Principal Executive Office (Street and Number)
New Hope, Minnesota 55428 City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     As previously disclosed in a Form 8-K filed September 21, 2005, Navarre Corporation (the “Company”) is changing the accounting treatment of its loans to Mix & Burn, Inc. (“Mix & Burn”) in connection with the application of FASB Interpretation Number (“FIN”) 46 (revised December 2003), Consolidation of Variable Interest Entities (“FIN 46(R)”). In addition, as disclosed in a Form 8-K filed November 9, 2005, the Company has identified Mix & Burn as a variable interest entity (“VIE”). The Company is in the process of determining the manner in which Mix & Burn’s operating losses will be consolidated into the Company’s financial results during the applicable periods.
     Due to the complexity of the issues involved, the Form 10-Q for the quarter ended September 30, 2005 has not as yet been completed and could not be completed by the Company on a timely basis without unreasonable effort and expense.
(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Eric H. Paulson	763	535-8333

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     As stated in the Company’s Form 10-Q for the period ended June 30, 2005, the purchase price for the acquisition of the general and limited partnership interests of FUNimation Productions, Ltd. and The FUNimation Store, Ltd. (together “FUNimation”), was to be allocated to the underlying assets and liabilities based on their estimated fair values. The acquisition was accounted for using the purchase method in accordance with FAS 141, Business Combinations. Accordingly, the net assets were recorded at their estimated fair values and operating results were included in the Company’s consolidated financial statements from the date of acquisition. The purchase price was previously allocated on a preliminary basis using information then available. However, since the time of this preliminary allocation, the Company has received an independent valuation that has resulted in the Company’s determination to record goodwill of approximately $45 million and intangibles of approximately $2 million related to a trademark, neither of which will be amortized. The Company will also record other intangible assets of approximately $39 million related to certain licensing and distribution arrangements; this amount will be amortized.

     Accordingly, for the period ended September 30, 2005, approximately $3 million of amortization expense will be recognized by the Company in connection with the FUNimation purchase price allocation.

Navarre Corporation

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 10, 2005	By	/s/ Eric H. Paulson

Eric H. Paulson Chief Executive Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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